Exhibit 99.1

OPC, a Subsidiary of Kenon Holdings Ltd., Announces Declaration of Dividend

Singapore, October 10, 2019. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that it has declared a dividend of NIS 200 million (approximately $57 million), which is expected to be paid on November 6, 2019. Kenon’s share of the dividend (net of withholding tax) is approximately $38 million.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the dividend to OPC’s shareholders, including the timing of payment. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to a failure by OPC to make the dividend payment on time or at all and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.